Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

October 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549-3720

Attn:	Erin Donahue
Erin Purnell

Re:	Amprius Technologies, Inc.
Registration Statement on Form S-1
Filed September 30, 2022
File No. 333-267683

Ladies and Gentlemen:

On behalf of our client, Amprius Technologies, Inc. (“Amprius” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 18, 2022, relating to the above referenced Registration Statement on Form S-1 submitted to the Commission on September 30, 2022 (the “Registration Statement”). We are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on September 30, 2022), all page references herein correspond to the page of Amendment No. 1.

Form S-1 filed on September 30, 2022

Cover Page

1.	For each of the securities being registered for sale, disclose the price that the selling securityholders paid for such securities.

The Company respectfully advises the Staff that the price the selling stockholders paid for their respective securities is disclosed on the cover page of the prospectus that is part of the Registration Statement.

Business, page 79

2.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

The Company has revised the disclosure on page 68 and 90 in response to the Staff’s comment.

AUSTIN            BEIJING             BOSTON            BOULDER            BRUSSELS             HONG KONG            LONDON            LOS ANGELES            NEW YORK            PALO ALTO

SALT LAKE CITY            SAN DIEGO            SAN FRANCISCO            SEATTLE            SHANGHAI             WASHINGTON, DC            WILMINGTON, DE

Securities and Exchange Commission

October 24, 2022

3.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

The Company has revised the disclosure on pages 90 and 142 in response to the Staff’s comment.

General

4.

We understand that UBS Securities LLC (“UBS Securities”), the lead underwriter in your SPAC IPO, intended to resign as underwriter in connection with the business combination and that it waived the deferred underwriting commissions that would otherwise have been due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the company’s current relationship with UBS Securities. Please confirm that you have revised your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.

The Company has revised the disclosure on page 27 in response to the Staff’s comment. The Company confirms that it had previously revised its pro forma financial information and relevant disclosure on pages 48 and 53 referring to the payment of deferred underwriting commissions.

5.

Please tell us whether UBS Securities was involved in the preparation of any disclosure that is included in your registration statements, or material underlying disclosure in the registration statements, including but not limited to the disclosure regarding the summary of the financial analyses prepared by Amprius Technologies’ management and reviewed by the board of directors of Kensington Capital Acquisition Corp. IV (“Kensington Capital”) or the projected financial information of Amprius Technologies. If UBS Securities was involved in preparing this disclosure, please also include a risk factor describing their role in connection with the preparation of the registration statements and the valuation of Amprius Technologies and that they disclaim any liability in connection with such disclosure included in the registration statement. If applicable, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.

The Company respectfully advises the Staff that (i) UBS Securities LLC (“UBS Securities”) was not involved in the preparation of any disclosure that was included in Kensington Capital Acquisition Corp. IV’s (“Kensington”) registration statement on Form S-4 (File No. 333-265740) relating to the business combination with Amprius (the “Business Combination Registration Statement”), or material underlying disclosure in the Business Combination Registration Statement, and (ii) there is no projected financial information of the Company in either the Business Combination Registration Statement or the Registration Statement.

6.

Please describe what relationship existed between UBS Securities and Kensington Capital after the close of the IPO, including any financial or merger-related advisory services conducted by UBS Securities. For example, clarify whether UBS Securities had any role in the identification or evaluation of business combination targets.

In connection with the engagement of UBS Securities to serve as an underwriter in Kensington’s initial public offering, the Company and UBS Securities entered into an engagement letter. Pursuant to such engagement letter, UBS Securities had (a) a right of first offer to act as lead placement agent or book-running manager with respect to any debt securities of, or loan to, the Company and (b) the opportunity to present the Company with a

Securities and Exchange Commission

October 24, 2022

proposal to act as placement agent with respect to a private placement or public offering of equity or equity-linked securities of the Company, each in connection with Kensington’s initial business combination. UBS Securities elected not to exercise such rights, and pursuant to the engagement letter, such rights terminated in connection with the consummation of the business combination between Kensington and Amprius. UBS Securities did not have any role in the identification or evaluation of business combination targets. No other relationship existed between UBS Securities and Kensington after the close of its initial public offering.

7.

Please disclose whether UBS Securities assisted in the preparation or review of any materials reviewed by the Kensington Capital board of directors or management as part of their services to Amprius Technologies and whether UBS Securities has withdrawn its association with those materials and notified Kensington Capital of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that UBS Securities resignation indicates it is not willing to have the liability associated with such work in this transaction.

The Company respectfully advises the Staff that UBS Securities did not assist in the preparation or review of any materials reviewed by the Kensington board of directors or management. The Company has revised the disclosure on page 27 to disclose that UBS Securities did not assist in the preparation or review of any materials reviewed by the Kensington board of directors or management.

8.	Please provide us with any correspondence between UBS Securities and Amprius Technologies relating to UBS Securities’ resignation.

The Company respectfully advises the Staff that the Company has not had any correspondence with UBS Securities relating to UBS Securities’ resignation.

9.

Please provide us with the engagement letter between Amprius Technologies and UBS Securities. Please disclose any ongoing obligations pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the Company in the registration statement.

In response to the Staff’s comment, the Company has submitted the Kensington and UBS Securities initial public offering engagement letter referenced above via Kiteworks secure file transfer. Except for the underwriters’ obligation to keep material nonpublic information confidential, there are no ongoing obligations pursuant to the engagement letter. As discussed in the Company’s response to Comment #6 above, certain rights that UBS Securities had under such engagement letter following the closing of the IPO terminated in connection with the consummation of the business combination between Kensington and Amprius. There are no other engagement letters between the Company and UBS Securities.

10.

Please tell us whether you are aware of any disagreements with UBS Securities regarding the disclosure in your registration statements. Further, please add risk factor disclosure that clarifies that UBS Securities was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet UBS Securities has waived such fees and is disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

The Company respectfully advises the Staff that it is not aware of any disagreements with UBS Securities regarding the disclosure in its registration statements. Additionally, the Company has revised the disclosure on page 27 in response to the Staff’s comment.

Securities and Exchange Commission

October 24, 2022

11.

Disclose whether UBS Securities provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why UBS Securities was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that UBS Securities has performed all their obligations to obtain the fee and therefore has gratuitously waived the right to be compensated.

The Company respectfully advises the Staff that UBS Securities did not provide any reasons for the fee waiver. The Company has revised the disclosure on page 27 in response to the Staff’s comment.

12.

Please revise your disclosure to highlight for investors that UBS Securities’ withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that UBS Securities has been previously involved with the transaction.

The Company has revised the disclosure on page 27 in response to the Staff’s comment.

13.

Please discuss the impact on the transaction related to the resignation of UBS Securities. If UBS Securities would have played a role in the closing, please revise to identify the party who filled UBS Securities’ role.

The Company respectfully advises the Staff that the resignation of UBS Securities did not have any impact on the business combination between Kensington and Amprius. UBS Securities’ only role in such transaction was administrative - as required by the Investment Management Trust Agreement that Kensington entered into at the time of its IPO, UBS Securities signed a letter authorizing payment of funds out of Kensington’s trust account upon consummation of the business combination. UBS Securities provided such letter following its resignation. Otherwise, UBS Securities was not involved in the closing of the business combination and its resignation had no impact on the transaction.

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me or Austin March at mbaudler@wsgr.com or 650-320-4597 and amarch@wsgr.com or 512-338-5410, respectively.

Respectfully Submitted,

/s/ Mark Baudler
Mark Baudler Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Dr. Kang Sun, Amprius Technologies, Inc.
Sandra Wallach, Amprius Technologies, Inc.
Michael Danaher, Wilson Sonsini Goodrich & Rosati, P.C.